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FORM 5
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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1. Name and Address of Reporting Person(1)     2. Issuer Name and Ticker or Trading Symbol     7. Individual or Joint/Group Filing
                                                                                                  (Check applicable line)
                                                                                                   X   Form filed by One Reporting
                                                                                                  ---- Person
                                                                                                       Form Filed by More Than One
   Rothwell,       Timothy          G.            PHARMACIA CORPORATION (PHA)                     ---- reporting person
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  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for
                                                  Number of Reporting        Month/Year
                                                  Person, if an Entity
                                                  (Voluntary)
   100 Route 206 North                                                    December 31, 2000
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                 (Street)                                                 5. If Amendment,
   Peapack,       New Jersey          07977                                  Date of Original
-------------------------------------------                                  (Month/Year)
  (City)         (State)              (Zip)
                                                                          6. Relationship of Reporting Person to
                                                                             Issuer (Check all applicable)
                                                                                 Director         10% Owner
                                                                             ----              ---
                                                                              X  Officer (give    Other (Specify
                                                                             ----        title ---       below)
                                                                                         below)


                                                                                    SENIOR VICE PRESIDENT
                                                                                    ------------------------


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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned        Form:          direct
                                               (Instr. 8)                                at End Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/                 ----------------------------                         Indirect       Owner-
                                   Year)       Code     Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)

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   Common Stock                                                                               17,057            D
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   Common Stock                                                                                1,468            I         By Savings
                                                                                                                            Plans
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(1) If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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  Option (right to buy)      $31.30                                             (2)     1/26/08   Common     43,070
                                                                                                   Stock
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  Option (right to buy)      $33.64                                             (2)     2/24/08   Common    117,018
                                                                                                   Stock
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  Option (right to buy)      $45.90                                             (2)     2/16/09   Common    119,000
                                                                                                   Stock
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  Option (right to buy)      $42.86                                             (2)     1/25/08   Common        777
                                                                                                   Stock
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  Option (right to buy)      $41.23                                             (2)     2/14/10   Common    119,000
                                                                                                   Stock
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  Option (right to buy)      $51.59                                             (3)     6/1/10    Common    125,000
                                                                                                   Stock
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  Option (right to buy)      $51.59                                             (2)     2/24/08   Common      1,292
                                                                                                   Stock
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  Option (right to buy)      $51.59                                             (2)     1/25/08   Common      1,291
                                                                                                   Stock
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  Performance                1-for-1       6/1/00      A      100,000           (4)      (4)      Common    100,000       $51.59
  Share Units                                                                                      Stock
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 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Month                (Instr. 4)
    (Instr. 4)

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    43,070                    D
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   160,088                    D
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   279,088                    D
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   279,865                    D
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   398,865                    D
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   523,865                    D
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   525,157                    D
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   526,448                    D
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   626,448                    D
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Explanation of Responses:

(1) NOT USED.
(2) Options are currently exercisable.
(3) Options become exercisable for one-third of the shares on each of 6/1/01, 6/1/02 and 6/1/03.
(4) Performance share units will be earned on the earlier of 12/31/04 (unless employment terminates) or the date of a change-in-control with the ultimate payout in the range of 0% to 125% of the number of units granted (100,000) based upon the Company's relative total shareholder return compared to peer companies and absolute total shareholder return over the performance period.


                                                                                           /s/ Don Schmitz*                02/14/01
                                                                                           ------------------------------- --------
                                                                                           Signature of Reporting Person(1)  Date

                                                                                           *Don Schmitz, attorney-in-fact for
                                                                                           Timothy G. Rothwell.
(1) Intentional misstatements or omission of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note. File three copies of this form, one of which must be manually signed.                                         Page 2
If space provided is insufficient, see Instruction 6 for procedure.
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